June 18, 2025

Wong Kok Seng
Chief Executive Officer
UltraTrex Inc.
220 Orchard Road
Unit 05-02, Midpoint Orchard
Singapore 238852

       Re: UltraTrex Inc.
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted June 3, 2025
           CIK No. 0002046954
Dear Wong Kok Seng:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 20, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Prospectus Summary, page 1

1.     We note your response to prior comment 5. Please explain why your initial
       submission stated you had more than 70 customers and you now disclose your manufacturing and sales of amphibious heavy machinery business has
125
       customers. Additionally, please revise to provide an "as of" date for this disclosure.
       We also note your statement on page 51 that you "have a wide customer base in respect of our dredging solutions business, comprising more than 5 customers."
       Similarly revise to provide your number of customers for this line of business as of
 June 18, 2025
Page 2

       the end of each period included in your filing and further explain why you consider this to be a "wide customer base."
Risk Factors, page 10

2.     On page F-53, you identify three "customers whom represent 10% or more of the
       Group   s total revenue;" however, it appears that only Customer A accounted for 10%
       or more your revenue in 2024. Accordingly, please clarify the percentage of revenue each of these customers accounted for in each period and revise your disclosure as necessary. To the extent you rely on a limited number of customers, please revise to include a risk factor discussing risks related to this dependence. Additionally, to the extent these customers accounted for 10% or more of your revenues, please revise to identify these customers.
Management's Discussion and Analysis of Our Financial Condition and Results of Operations
Organization and reorganization, page 34

3. Please revise the organizational diagram to clearly indicate the voting control of each of the beneficial owners that are a party to the Acting-in-Concert Agreement and include the voting control of those parties prior to and after the offering.
4. We note your response to prior comment 8 and reissue in part. Please revise to clarify whether the concert party arrangement is still in effect and file the Acting-in-Concert
       Agreement as an exhibit.
Liquidity and Capital Resources, page 44

5. We note your response to prior comment 13 and reissue in part. Please revise to disclose an estimate of the amount of capital required to carry out your business plan for the next 12 months.
Note 1. General Information
Organization and reorganization, page F-8

6. We note your response to prior comment 18. We also note that the report of your independent registered public accounting firm included in the registration statement has been issued for Ultratrex Inc., a Cayman Islands holding company, and its consolidated subsidiaries, although the reorganization described in Note 1 is incomplete. Your disclosures indicate that Ultratrex Inc. has not acquired Ultratrex
       Asia Pacific Pte. Ltd. as of the date of the audit report. Please tell us why your public accounting firm included an unrestricted audit report rather than a to be issued report due to the pending future event, namely the acquisition of Ultratrex Asia
       Pacific Pte. Ltd.
7. We note your response to prior comment 20 and your disclosures of the Acting-in-
       Concert Agreement signed on August 15, 2024. In order to better understand the power held by Salim, Halim, Nursalim, and Taslim to collectively govern the
       Company's financial and operating policies so as to obtain benefits from its activities, please explain and expand your disclosures for the following:
           Clarify how the Concert Parties exercise their votes as shareholders in concert. For example, explain in what manner contractually are they required to
 June 18, 2025
Page 3

           make decisions together and coordinate their actions.
             Define all the matters that require the decisions of the shareholders. For example, explain whether all the matters include electing directors, approving acquisitions, and changing corporate bylaws.
             Tell us whether the Acting-in-Concert agreement remains in effect after the completion of the reorganization and offering.
8. We note your response to prior comment 21. Please tell us why the board of Ultratrex
       Machinery Sdn. Bhd. needed to legally mandate that Mr. Wong hold a 99% equity
       interest in PT Ultratrex Machinery Indonesia (   PT UMI   ) from October
22, 2022 until
       April 24, 2024, when PT UMI had been deemed capitalized by Ultratrex Machinery
       Sdn. Bhd. Moreover, please clarify the "de facto" control held by the Group collectively that provided the power to govern PT UMI's financial and operating policies so as to obtain benefits from its activities. For instance, explain any contractual arrangements giving power over PT UMI, exposure or rights to variable returns from involvement with PT UMI, and the ability to use power to affect those returns.
9. We note your response to prior comment 22. As part of the reorganization, it appears
       Ultratrex Inc. will acquire Ultratrex Asia Pacific Pte. Ltd. under common control due to the binding effect of the Acting-in-Concert Agreement. Please provide the following about the parties before and after the transaction and the offering:
           Clarify the ownership percentages of the Concert Parties in Ultratrex Inc.
           and Ultratrex Asia Pacific. Ltd. upon the acquisition.
           Describe the transfer of ownership percentages from the Concert Parties allowing
           Mr. Halim to exercise a controlling percentage of the total voting power of your authorized and issued shares upon the completion of the offering. Explain the terms of any contractual arrangements of the transfer to
Mr. Halim
           upon completion of the offering and tell us why this transaction does not result in a change of control from the Concert Parties collectively to Mr. Halim.
10. We also note that the Ultratrex Asia Pacific Pte. Ltd. acquisition will be accounted for as a business combination under common control in accordance with the principles of
       IFRS 3. Please tell us your consideration of IFRS 3 paragraph 2(c) that specifically scopes out transactions that are business combinations involving entities or businesses under common control. Also tell us your consideration of IAS 8, paragraphs 10 -12 and revise your disclosures accordingly.
 June 18, 2025
Page 4

        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Mitchell Austin at 202-551-3574
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Yarona Yieh